September 26, 2005

Mr. Michael Moran

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0308

U.S.A

Dear Mr. Moran:

Thank you for your letter dated September 13, 2005, a copy of which is enclosed.

In regard of the point raised by you, we have the following explanations:

Paragraph 30 of SFAS 144 requires that all of the conditions of that paragraph must be met in order to classify a long-lived asset as held for sale. Although we had entered into a sales and purchase agreement in March 2004 to dispose of a real estate investment to a third party, the transaction did not meet the criteria of paragraphs 30(c), 30(d) and 30(e) of SFAS 144.

Criteria (c) requires the initiation of an active program to locate a buyer. We purchased the property solely for rental purpose and had earned rental income from the tenants for the whole period from acquisition up to the date of completion of the sale. The intention for holding the property was for long-term investment and not for speculation. The offer to purchase the property was unsolicited. We had not initiated an active program to locate a buyer or market the property, and had serious reservations that the transaction would close.

Criteria (d) requires that the consummation of the transaction be probable and expected to be completed within one year. As we had serious reservations that the transaction would close and the purchaser was a special purpose vehicle established to enter into the purchase and sale agreement with us (and therefore had little asset), for all practical purposes our only recourse in the event the sale failed to close was to take the purchaser’s deposit. We had limited ability to force the purchaser to complete the transaction, and therefore did not satisfy criteria (d).

Criteria (e) requires that the sales price be reasonable in relation to the fair value of the property. We believe that the proposed sale price of the real estate was substantially above the market price (fair value) in March 2004, and since the closing date was six months after the execution and delivery of the sale and purchase agreement, during which the real property prices in Hong Kong could rise or fall substantially, we do not believe that criteria (e) was satisfied.

Therefore, we could not classify the real property in question as held for sale.

Your sincerely,

For and on behalf of

Man Sang Holdings, Inc.

/s/ Henry Au
Henry Au
Chief Financial Officer

c.c. Mr. Dave Irving, Staff Accountant

[LETTERHEAD OF THE SECURITIES AND EXCHANGE COMMISSION]

September 13, 2005

AU Moon Ying, Henry

Chief Financial Officer

Man Sang Holdings, Inc.

21/F., Railway Plaza, 39 Chatham Road South

Tsimshatsui, Kowloon, Hong Kong

Re:	Man Sang Holdings, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 0-20877

Dear Mr. AU Moon Ying:

We have reviewed the responses in your letter filed on August 31, 2005 and have the following additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Notes to the Consolidated Financial Statements, F-9

Note 8. Real Estate Investment, F-22

1.

We note your response to comment 5 in our letter dated August 17, 2005. We are still unclear as to why the disposal of the real estate investment was classified as “held and used” rather than “held for sale.” Please address each of the criteria (a) - (f) in paragraph 30 of FAS 144 and tell us which of the criteria the sale does not meet. Please be specific and provide any significant assumptions and estimates used in your determination.

*       *       *       *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

/s/ Michael Moran
Michael Moran

Branch Chief